April 28, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 10

Filed March 29, 2023

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated April 6, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 10 to Offering Statement on Form 1-A Filed March 29, 2023

General

1.Please revise to provide financial statement and related information as of and for the year ended December 31, 2022, or tell us why you are not required to do so. Refer to Part F/S(b)(3)(A) and Item 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Form 1-A.

The Company has revised the Offering Statement to provide financial statements and related information as of and for the year ended December 31, 2022.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company